Rio de Janeiro, February 22, 2021

Oi S.A.
Rua do Lavradio, nº 71, Centro, Rio de Janeiro, RJ

At. **Ms. Camille Loyo Faria** - Investor Relations Officer

Ref.: ANNUAL GENERAL SHAREHOLDERS' MEETING of 2021 - Notice Publicationto Shareholders - Nomination of candidates for the Fiscal Council

Dear Ms. Officer,

VICTOR ADLER, Brazilian, lawyer, divorced, holder a professional identity card No 21.439, issued by the Brazilian Bar Association OAB/RJ, with taxpayer number (CPF/MF) No 203.840.097-00, domiciled in this city, with an office at Rua da Assembleia , 10 - Grupo 2.701 - Centro, Rio de Janeiro, RJ (hereinafter, simply, "Victor Adler"), and VIC DISTRIBUIDORA DE TITULOS E VALORES MOBILIÁRIOS S.A., a company registered with CNPJ/MF under No. 14.388.516/0001-60, headquartered at Rua da Assembleia, nº 10 - Grupo 2701, Centro, City of Rio de Janeiro, State of Rio de Janeiro, CEP: 20.011-901 ("VIC" or, together with Victor Adler, "Shareholders"), represented in this act by its attorney-in-fact (Annex 1), as shareholder of OI S.A. (Annex 2), PRESENT, in advance, pursuant to CVM (Brazilian Securities Commission) Instruction 481/09, the appointment of the following candidates for the Fiscal Council, under the terms of art. 161, paragraph 4, item "a" of Law 6,404/76 ("Brazilian Corporate Law"), in which the shareholders who own preferred shares vote: **RAPHAEL MANHÃES MARTINS** (Annex 3), as a Member of the Fiscal Council and **MARCO ANTÔNIO DE ALMEIDA LIMA**, as an Alternate Member of Fiscal Council (Annex 4).

The complete qualification, the curriculum and other mandatory declarations, in the form of the current legislation, can be found in the annexes mentioned above.

It should be noted that the purpose of the present election is to enable investors to exercise their voting rights properly. To this end, the company is required to immediately disclose the Notice to Shareholders determined by the Securities and Exchange Commission ("CVM"), thus giving the same publicity to the nominations of candidates proposed by the controlling shareholder or by the management itself.

Finally, in view of the fulfillment of all legal requirements, it is necessary to include those indicated in the Remote Vote Bulletin, considering the compliance of all requirements for this inquiry.

All communications relating to this document may be made in writing and delivered by electronic mail (E-mail) or through correspondence, with proof of receipt, to the addresses below:

Avenida Epitácio Pessoa, 1.671, Sala 201, Ipanema, Rio de Janeiro, RJ
Phone: (21) 2532-4684
At.: Raphael Manhães martins
E-mail: rmartins@faoro.adv.br.

Sincerely,

VICTOR ADLER
VIC DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS S/A
Raphael Manhães Martins OAB/RJ No 147.187

Candidate appointed to the Fiscal Council

12.5 Registration data and professional experience:

Name	Date of Birth	Age	Profession
Raphael Manhães Martins	02/08/1983	38	Attorney
CPF or Passport (PAS)	**Elective Position Occupied**	**Date of Election**	**Investiture Date**
096.952.607-56	Fiscal Council	AGM 2021	To be defined
Term of Office	**Other Positions held in the Company**	**Indication if Elected by the Controller**	
AGM 2022	Does not apply	No	
Indication if you are an Independent Member		**Number of Consecutive Offices**	
Yes		2	
Professional Experience			
Lawyer, partner at Faoro Advogados (since 2010). Mr. Martins holds a degree at State University of Rio de Janeiro ("UERJ"). Member of the Fiscal Council of Vale S.A. since 2015, of Oi S.A. since 2019. He was a member of the Board of Directors of Light S/A, from 2018 to 2019; and of Eternit S.A., from 2015 to 2020, and member of Fiscal Council of Light S.A., from 20214 to 2018 and Fibria Celulose S/A, from 2016 to 2017. In addition, he was a professor at the Federal University of Rio de Janeiro in 2010 and at UERJ between the years 2007 and 2009.			
Declaration of Possible Convictions			
Raphael Manhães Martins has no criminal conviction, any conviction in a CVM (Brazilian Exchange Commission) administrative proceeding, nor any final judicial or administrative conviction that has suspended or disabled the practice of professional or commercial activity.			

12.6 Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after taking office:

100%

12.7 Information mentioned in item 12.5 regarding members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are statutory:

He does not participate in any Company committee.

12.8 Information on acting as a member of the statutory committees, as well as the audit, risk, financial and compensation committees:

He does not participate in any Company committee.

12.9. Information on the existence of a marital relationship, stable union or kinship up to the third degree between:

a. *Company's officers*

b. (i) Company's officers and (ii) officers of direct or indirect subsidiaries of the Company

c. *(i) officers of the Company or its direct or indirect subsidiaries and (ii) Company's direct or indirect controllers*

d. (i) Company's officers and (ii) officers of the direct and indirect controlling companies of the Company

There is no kinship between the Fiscal Committee and any of the aforementioned persons.

12.10. Information on the relationship of subordination, service or control maintained, in the last 3 fiscal years, between the officers of the Company

a. *company controlled, directly or indirectly, by the Company*

No.

b. direct or indirect controller of the Company

No.

c. *if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling persons or subsidiaries of any of these persons*

No

____

Raphael Manhães Martins

DECLARATION

I, **Raphael Manhães Martins**, Brazilian, single, lawyer, OAB/RJ (Brazilian Bar Association) nº 147187, enrolled with the CPF/MF under nº 096.952.607-56, with address at Avenida Epitácio Pessoa, 1.674, room 201 and 202, Ipanema, Rio de Janeiro/RJ, Zip Code: 22411-072, pursuant to art. 2nd of CVM (Brazilian Securities Commission) Instruction 367/02, declare under the penalties of the law that, if elected to the position of Member of the Fiscal Council of **OI S.A,** I will be able to sign the Intrument of Investiture to which that rule refers, certifying that: (i) I am not hindered by special law, or convicted for bankruptcy, prevarication, bribery, concussion, embezzlement, against the popular economy, public faith or property, or the criminal penalty prohibiting, even if temporarily, access to public positions, as provided in paragraph 1 of Article 147 of Law No. 6,404/76; (ii) I am not convicted to the penalty of suspension or temporary disqualification applied by the CVM (Brazilian Securities Commission), which makes me ineligible for the management positions of a publicly held company, as established in paragraph 2 of Article 147 of Law No. 6.404/76; (iii) to the best of my knowledge, I comply with the requirement of unblemished reputation established by paragraph 3 of article 147 of Law no. 6,404/76; and (iv) I do not hold a position in a company that may be considered a competitor of the company, and I do not have, nor do I represent, an interest conflicting with that of the company, in the form of items I and II of paragraph 3 of article 147. 147 of Law No. 6,404/76.

I declare, finally, under the penalties of the law, in accordance with art. 10 of ICVM 481/09 (with wording given by ICVM No. 561/15) and pursuant to items 12.9 and 12.10 of the Reference Form set out in Annex 24 of ICMV 552/14, not to have any marital relationship, stable union or kinship up to the 2nd degree with managers of **OI S.A**, its subsidiaries and their controlling shareholders, as well as not to have any relationship of subordination, provision of services or control, in the last three fiscal years, with a controlled company, indirect or direct controlling shareholder, supplier, client, debtor or creditor of **OI S.A.**

Rio de Janeiro, February 22, 2021.

Raphael Manhães Martins

CPF 096.952.607-56

Candidate appointed to the Fiscal Council

12.5 Registration data and professional experience:

Name	**Date of Birth**	**Age**	**Profession**
Marco Antônio de Almeida Lima	12/03/1992	28	Attorney
CPF or Passport (PAS)	**Elective Position Appointed**	**Date of Election**	**Investiture Date**
142.509.197-06	Fiscal Council	AGM 2021	To be defined
Term of Office	**Other Positions held in the Company**		**Indication if Elected by the Controller**
AGM 2022	Does not apply		No
Indication if you are an Independent Member			**Number of Consecutive Offices**
Yes			1 (as alternate member)
Professional Experience			
Attorney at Law at Faoro & Fucci (since November 2019). Member of the Brazilian Bar Association, Rio de Janeiro and São Paulo Sections.			
Declaration of Possible Convictions			
Marco Antônio de Almeida Lima has no criminal conviction, no conviction in a CVM (Brazilian Exchange Commission) administrative proceeding, nor any unappealable conviction, in the judicial or administrative scope, that has suspended or disqualified the practice of professional or commercial activity.			

12.6 Percentage of Participation in Board Meetings in the last financial year, held by the respective body that occurred after taking office:

It doesn't apply.

12.7 Information mentioned in item 12.5 in relation to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are statutory:

He does not participate in any Company committee.

12.8 Information on acting as a member of statutory committees, as well as audit, risk, financial and compensation committees:

He does not participate in any Company committee.

12.9. Information on the existence of a marital relationship, Common law marriage or kinship up to the third degree between:

a. Company's officers

***b* (i) Company's officers and (ii) officers of direct or indirect subsidiaries of the Company**

***c* (i) officers of the Company or its direct or indirect subsidiaries and (ii) Company's direct or indirect controllers**

***d* (i) Company's officers and (ii) officers of the direct and indirect controlling companies of the Company**

There is no kinship between the Fiscal Committee and any of the aforementioned persons.

12.10. Information on the relationship of subordination, service or control maintained, in the last 3 fiscal years, between the officers of the Company

a company controlled, directly or indirectly, by the Company

No.

b direct or indirect Company controller

No.

c if relevant, supplier, customer, debtor or creditor of the Company, its controlled or controlling persons or subsidiaries of any of these persons

No

____

Marco Antônio de Almeida Lima

DECLARATION

I, **Marco Antônio de Almeida Lima,** brazilian, single, lawyer, OAB/RJ (Brazilian Bar Association) No. 209.969, with taxpayer identification number (CPF/MF) 142.509.197-06, with address at Avenida Epitácio Pessoa, 1.674, room 201 and 202, Ipanema, Rio de Janeiro/RJ, Zip Code: 22411-072, pursuant to art. 2 of CVM (Brazilian Securities Commission) Instruction 367/02, declare under the penalties of the law that, if I am elected to the position of Alternate Member of the Fiscal Council of **OI S.A.,** I will be able to sign the Term of Investiture concerning such that rule, attesting that: (i) I am not hindered by a special law, or convicted for bankruptcy, malfeasance, bribery, concussion, embezzlement, crime against the popular economy, public faith or property, or criminal penalty prohibiting, even temporarily, access to public positions, as provided for in paragraph 1 of article 147 of Law no. 6,404 / 76; (ii) I am not condemned to the suspension or temporary disqualification penalty applied by the CVM (Brazilian Securities Commission), which makes me ineligible for management positions in a publicly-held company, as established in paragraph 2 of article 147 of Law no. 6,404 / 76; (iii) to the best of my knowledge, I comply with the requirement of unblemished reputation established by paragraph 3 of article 147 of Law No. 6,404 / 76; and (iv) I do not occupy a position in a company that can be considered a competitor of the company, and I do not have, nor do I represent conflicting interest with that of the company, in the form of items I and II of paragraph 3 of art. 147 of Law No. 6,404/76.

I declare, finally, under the penalties of the law, in accordance with art. 10 of ICVM 481/09 (with wording given by ICVM No. 561/15) and according to items 12.9 and 12.10 of the Reference Form in Annex 24 of ICMV 552/14, to have no marital relationship, common law marriage or kinship up to the 2nd degree with administrators of **OI S.A,** its subsidiaries and their controlling shareholders, as well as not having a relationship of subordination, provision of services or control, in the last three fiscal years, with a controlled company, indirect or direct controller, supplier, customer, debtor or creditor of **OI S.A.**

Rio de Janeiro, February 22, 2021

Marco Antônio de Almeida Lima
CPF 142,509,197-06